OMB APPROVAL
                                                      OMB Number:      3235-0145
                                                      Expires:  October 31, 1997
                                                      Estimated average burden
                                                      hours per response...14.90



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*

                              Cambex Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.10 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   132008103
- --------------------------------------------------------------------------------
                                (CUSIP Number)

Associated Capital, L.P.                                  Margery K. Neale, Esq.
A Cap, Inc.                            Shereff, Friedman, Hoffman & Goodman, LLP
Jay H. Zises                                                    919 Third Avenue
Selig A. Zises                                          New York, New York 10022
Nancy J. Frankel-Zises                                            (212) 758-9500
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 20, 1995
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  /X/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D


CUSIP No.  132008103                                          Page 2 of 15 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


     ASSOCIATED CAPITAL, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  /X/
                                                               (b)  / /


3  SEC USE ONLY



4  SOURCE OF FUNDS

     WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE

                     7  SOLE VOTING POWER
 NUMBER OF                         400,000
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
  OWNED BY
   EACH              9  SOLE DISPOSITIVE POWER
 REPORTING                         400,000
  PERSON
   WITH              10 SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON

          400,000


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /




13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.6%


14  TYPE OF REPORTING PERSON*

          PN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D


CUSIP No.  132008103                                          Page 3 of 15 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

             A CAP, INC.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  /X/
                                                                      (b)  / /


3   SEC USE ONLY



4   SOURCE OF FUNDS

        WC


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                   / /



6   CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK


                     7  SOLE VOTING POWER
NUMBER OF                          400,000
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
 OWNED BY
  EACH               9  SOLE DISPOSITIVE POWER
REPORTING                          400,000
 PERSON
  WITH               10 SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON

          400,000



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.6%


14   TYPE OF REPORTING PERSON*

          CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D


CUSIP No.  132008103                                        Page 4 of 15 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

            JAY H.  ZISES


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  /X/
                                                                      (b)  / /



3   SEC USE ONLY



4   SOURCE OF FUNDS

     WC, PF, 00


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     / /



6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES


                     7  SOLE VOTING POWER
NUMBER OF                          483,000
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
 OWNED BY                           15,000
  EACH               9  SOLE DISPOSITIVE POWER
REPORTING                          483,000
 PERSON
  WITH               10 SHARED DISPOSITIVE POWER
                                    15,000


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON

          498,000



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      5.7%


14   TYPE OF REPORTING PERSON*

                 IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D


CUSIP No.  132008103                                         Page 5 of 15 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

             SELIG A.  ZISES


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  /X/
                                                                      (b)  / /


3   SEC USE ONLY



4   SOURCE OF FUNDS

     PF, OO


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     / /



6   CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES



                     7  SOLE VOTING POWER
NUMBER OF                           65,000
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
 OWNED BY                           15,000
  EACH               9  SOLE DISPOSITIVE POWER
REPORTING                           65,000
 PERSON
  WITH               10 SHARED DISPOSITIVE POWER
                                    15,000


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON

          80,000



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.9%


14   TYPE OF REPORTING PERSON*

                  IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                                 SEC 1746(12-91)

                           SCHEDULE 13D


CUSIP No.  132008103                                          Page 6 of 15 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

            NANCY J.  FRANKEL-ZISES


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  /X/
                                                                      (b)  / /



3   SEC USE ONLY



4   SOURCE OF FUNDS

          PF


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     / /



6   CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES



                     7  SOLE VOTING POWER
NUMBER OF                          40,000
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
 OWNED BY
  EACH               9  SOLE DISPOSITIVE POWER
REPORTING                          40,000
 PERSON
  WITH               10 SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON

          40,000



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.5%


14   TYPE OF REPORTING PERSON*

              IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D



Item 1.   Security and Issuer

          Securities acquired:  Common Stock,  $.10 par value ("Common Stock")

          Issuer:   Cambex Corporation
                    360 Second Avenue
                    Waltham, Massachusetts 02154
                    (617) 890-6000

Item 2.   Identity and Background

          (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Associated Capital, L.P., a Delaware limited partnership ("Associated"), its general partner, A Cap, Inc., a New York corporation ("A Cap"), Jay H. Zises, the President and a Director of A Cap, Selig A. Zises, Vice President, Treasurer, and a Director of A Cap, and Nancy J. Frankel-Zises, a Director, Vice President and Secretary and the sole stockholder of A Cap. Associated, A Cap, Jay H. Zises, Selig A. Zises and Nancy J. Frankel-Zises are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each Reporting Person is 477 Madison Avenue, 14th Floor, New York, NY 10022.

          The principal business of Associated is investments.

          The principal business of A Cap is investment management.

          Jay H. Zises's principal occupation is investment management. Mr. Zises is a United States citizen.

          Selig A. Zises's principal occupation is investment management. Mr. Zises is a United States citizen. Jay H. Zises and Selig A. Zises are brothers.

          Nancy J. Frankel-Zises's principal occupation is investment management. Ms. Frankel-Zises is married to Jay H. Zises. Ms. Frankel-Zises is a United States citizen.

          See Item 5 for information regarding ownership of Common Stock.

          (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds

          Associated Capital purchased an aggregate of 400,000 shares at an aggregate cost of $3,077,405, using its own funds. Jay H. Zises purchased an aggregate of 80,000 shares of Common Stock for his personal and retirement accounts at an aggregate cost of $588,650 using his own funds. The 5,000 shares of Common Stock acquired by Justin Zises were acquired at an aggregate cost of $34,910 using his own funds. The 3,000 shares of Common Stock acquired in the Uniform Gift to Minors Act ("UGMA") for Meryl Zises were acquired at an aggregate cost of $20,946, using funds from the UGMA account. The 5,000 shares of Common Stock acquired by Lara Zises were acquired at an aggregate cost of $34,910, using her own funds. The 5,000 shares of Common Stock acquired by Samantha Zises were acquired at an aggregate cost of $34,910, using her own funds. Selig A. Zises purchased an aggregate of 65,000 shares of Common Stock for his personal and retirement accounts at an aggregate cost of $599,374.50, using his own funds. The 30,000 shares of Common Stock acquired by Lynn Zises were acquired at an aggregate cost of $138,124.50, using her own funds. Nancy
J. Frankel-Zises purchased an aggregate of 40,000 shares of Common Stock for her retirement account at an aggregate cost of $257,817.50 using her own funds.

          All of the amounts reported herein are net of commissions.

Item 4.   Purpose of the Transaction

          All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

          Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a) and (b) Associated is the beneficial and record owner of 400,000 shares of Common Stock, or 4.6% of the outstanding shares of Common Stock.

          As the general partner of Associated, A Cap has the sole power to vote and to direct the voting of and the sole power to dispose and direct the disposition of the 400,000 shares of Common Stock owned by Associated. Accordingly, A Cap may be deemed to be the beneficial owner of such 400,000 shares of Common Stock or 4.6% of the outstanding shares of

Common Stock.

          Jay Zises, as President of A Cap, has the sole power to vote and to direct the voting of, and to dispose and to direct the disposition of, the shares of Common Stock deemed to be beneficially owned by A Cap. Accordingly, Mr. Zises may be deemed to be the beneficial owner of such 400,000 shares of Common Stock or 4.6% of the outstanding shares of Common Stock.

          Jay Zises is the beneficial and record owner of an aggregate of 80,000 shares of Common Stock or 0.9% of the outstanding in his personal account, individual retirement account ("IRA") and Keogh account. As hereinafter described, Mr. Zises also may be deemed to own beneficially an additional 18,000 shares of Common Stock or 0.2% of the outstanding. Such shares are owned of record as follows: (i) 5,000 shares of Common Stock (less than 0.1%) held in the account of his son, Justin Zises, (ii) 3,000 shares of Common Stock (less than 0.1%) held in an UGMA account for the benefit of his daughter, Meryl Zises,
(iii) 5,000 shares of Common Stock (less than 0.1%) in the account of his daughter, Lara Zises, and (iv) 5,000 shares of Common Stock (less than 0.1%) in the account of his daughter, Samantha Zises.

          In addition to the 400,000 shares of Common Stock owned by Associated, Jay Zises has sole power to vote or direct the vote of, and to dispose and to direct the disposition of, 83,000 shares of Common Stock, consisting of (A) the 80,000 shares held in Mr. Zises's personal, IRA and Keogh accounts, and (B) the 3,000 shares held in the UGMA account for Meryl Zises. Jay Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of 15,000 shares of Common Stock, consisting of (A) the 5,000 shares held in Lara Zises's account, (B) the 5,000 shares held in Samantha Zises's account, and (C) the 5,000 shares held in Justin Zises's account.

          Selig A. Zises is the beneficial and record owner of an aggregate of 65,000 shares of Common Stock, or 0.7% of the outstanding, in Mr. Zises's personal account and IRA. In addition, as described below, Mr. Zises also may be deemed to own beneficially an additional 15,000 shares of Common Stock, or 0.2% of the outstanding, held in the account of his daughter, Lynn Zises.

          Selig A. Zises has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of 65,000 shares of Common Stock, consisting of all of the shares held in Mr. Zises's personal and IRA accounts. Selig A. Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of 15,000 shares of Common Stock, consisting of the shares held in Lynn Zises's account.

          Nancy Frankel-Zises is the beneficial and record owner of an aggregate of 40,000 shares of Common Stock, or 0.5% of the outstanding, in her IRA account.

          Nancy Frankel-Zises has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of 40,000 shares of Common Stock, consisting of all of the shares held in her personal account.

          The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of

1934, as amended (the "Securities Exchange Act"). The percentage of ownership of the Reporting Persons is based on 8,723,517 outstanding shares of Common Stock of the issuer on April 18, 1995 based on the Issuer's report on Form 10-Q for the quarter ended March 4, 1995.

          (c) See Exhibit B attached hereto for information concerning transactions made.

          (d) Notwithstanding the fact that Jay H. Zises and Selig A. Zises may be deemed to beneficially own the shares of Common Stock held in the accounts of members of their respective families, each of the accounts established in the name or for the benefit of Lara Zises, Samantha Zises, Justin Zises, Meryl Zises and Lynn Zises that holds shares of Common Stock will have the right to receive dividends payable with respect to such shares of Common Stock.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Each of Jay H. Zises and Selig A. Zises, as the case may be, have informal understandings with certain of their respective family members pursuant to which Jay H. Zises or Selig A. Zises exercises investment discretion with respect to and on behalf of such family members. Pursuant to such arrangements, Jay Zises may purchase and sell securities of the Issuer for the respective accounts of Lara Zises, Samantha Zises and Justin Zises, and Selig Zises may purchase and sell securities of the Issuer for the account of Lynn Zises. In addition, as trustee of an UGMA account established for the benefit of Meryl Zises, Jay Zises may exercise investment discretion with respect to securities of the Issuer held in such account.

Item 7.   Material to be Filed as Exhibits

          Exhibit A.  Agreement of Joint Filing.

          Exhibit B.  Purchases of Common Stock of Issuer.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             ASSOCIATED CAPITAL, L.P.

                             By: A CAP, INC., as General Partner


                             By:/s/ Jay H. Zises
                                -------------------------------
                                Jay H. Zises, President


                             A CAP, INC.


                             By:/s/ Jay H. Zises
                                -------------------------------
                                Jay H. Zises, President


                             /s/ Jay H. Zises
                             ----------------------------------
                             JAY H. ZISES


                             /s/ Selig A. Zises
                             ----------------------------------
                             SELIG A. ZISES


                             /s/ Nancy Frankel-Zises
                             ----------------------------------
                             NANCY FRANKEL-ZISES




Dated: June 27, 1995

Exhibit A

                           AGREEMENT OF JOINT FILING

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock, $.10 par value, of Cambex Corporation and that this Agreement be included as an Exhibit to such filing.

          This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 27th day of June, 1995.


                             ASSOCIATED CAPITAL, L.P.

                             By: A CAP, INC., as General Partner


                             By:/s/ Jay H. Zises
                                -------------------------------
                                Jay H. Zises, President


                             A CAP, INC.


                             By:/s/ Jay H. Zises
                                -------------------------------
                                Jay H. Zises, President


                             /s/ Jay H. Zises
                             ----------------------------------
                             JAY H. ZISES


                             /s/ Selig A. Zises
                             ----------------------------------
                             SELIG A. ZISES


                             /s/ Nancy Frankel-Zises
                             ----------------------------------
                             NANCY FRANKEL-ZISES

                                                                    EXHIBIT B

                           PURCHASES OF COMMON STOCK
                              CAMBEX CORPORATION
                                 AS OF 6/27/95


                      Trade Date  # of shares     Price         Net $

Associated Capital      4/12/95      15,000       $5.125      $76,875.00
                        4/13/95      25,000       $5.625     $140,625.00
                        4/24/95      10,000       $5.375      $53,750.00
                        4/26/95      32,000       $5.688     $182,000.00
                        4/27/95      18,000       $6.585     $118,530.00
                        5/17/95      10,000       $5.625      $56,250.00
                        5/18/95      12,500       $6.125      $76,562.50
                        5/19/95       5,000       $6.125      $30,625.00
                        5/24/95       5,000       $6.625      $33,125.00
                        5/25/95       5,000       $6.625      $33,125.00
                        5/30/95       5,000       $6.625      $33,125.00
                        5/31/95       7,500       $6.625      $49,687.50
                         6/8/95      20,000       $7.188     $143,750.00
                         6/9/95      15,000       $7.000     $105,000.00
                        6/12/95      10,000       $7.250      $72,500.00
                        6/12/95       5,000       $7.000      $35,000.00
                        6/13/95      10,000       $7.750      $77,500.00
                        6/14/95      15,000       $7.750     $116,250.00
                        6/15/95      25,000       $8.750     $218,750.00
                        6/16/95      40,000       $8.563     $342,500.00
                        6/19/95      10,000       $8.625      $86,250.00
                        6/22/95       5,000       $9.375      $46,875.00
                        6/22/95      10,000       $9.000      $90,000.00
                        6/23/95      20,000      $10.250     $205,000.00
                        6/23/95      20,000      $10.125     $202,500.00
                        6/23/95      20,000      $10.063     $201,250.00
                        6/26/95      25,000      $10.000     $250,000.00

                     SUB TOTAL      400,000       $7.694   $3,077,405.00



Jay Zises               5/25/95       18800       $6.685     $125,678.00
                        5/26/95         600       $6.560       $3,936.00
                        5/30/95       2,000       $6.560      $13,120.00
                        5/31/95      13,600       $6.685      $90,916.00
                         6/8/95      25,000       $6.650     $166,250.00
                        6/16/95       5,000       $8.500      $42,500.00
                        6/26/95      15,000       $9.750     $146,250.00

                      SUB TOTAL      80,000       $7.358     $588,650.00


Selig Zises             6/15/95      10,000       $8.750      $87,500.00
                        6/20/95      10,000       $8.625      $86,250.00

                        6/21/95      10,000       $8.750      $87,500.00
                        6/26/95      20,000      $10.000     $200,000.00
                        6/27/95      15,000       $9.208     $138,124.50

                      SUB TOTAL      65,000       $9.221     $599,374.50


Lynn Zises              6/27/95      15,000       $9.208     $138,124.50

                      SUB TOTAL      15,000       $9.208     $138,124.50


Justin Zises             6/8/95      5,000        $6.982      $34,910.00

                      SUB TOTAL      5,000        $6.982      $34,910.00


Lara Zises               6/8/95      5,000        $6.982      $34,910.00

                      SUB TOTAL      5,000        $6.982      $34,910.00


Meryl Zises              6/8/95      3,000        $6.982      $20,946.00

                      SUB TOTAL      3,000        $6.982      $20,946.00

Samantha Zises           6/8/95      5,000        $6.982      $34,910.00

                      SUB TOTAL      5,000        $6.982      $34,910.00


Nancy Zises             5/19/95     10,000        $6.310      $63,100.00
                        5/22/95     10,000        $6.435      $64,350.00
                        5/22/95      2,500        $6.310      $15,775.00
                        5/23/95      1,100        $6.435       $7,078.50
                        5/24/95      9,200        $6.560      $60,352.00
                        5/24/95      4,000        $6.535      $26,140.00
                        5/25/95      1,200        $6.585       $7,902.00
                        5/25/95      2,000        $6.560      $13,120.00

                     SUB TOTAL      40,000        $6.445     $257,817.50




TOTAL                              618,000

% ownership                          7.08%